Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Scinovia Corp.
8801 Fast Park Dr, STE 301
Raleigh, NC 27617
https://www.scinovia.com/

Up to $1,069,998.30 in Class C Nonvoting Common Stock at $2.85
Minimum Target Amount: $9,997.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Scinovia Corp.
Address: 8801 Fast Park Dr, STE 301, Raleigh, NC 27617
State of Incorporation: WY
Date Incorporated: June 12, 2014

Terms:

Equity

Offering Minimum: $9,997.80 | 3,508 shares of Class C Nonvoting Common Stock
Offering Maximum: $1,069,998.30 | 375,438 shares of Class C Nonvoting Common Stock
Type of Security Offered: Class C Nonvoting Common Stock
Purchase Price of Security Offered: $2.85
Minimum Investment Amount (per investor): $228.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends & Family Early Birds Bonus:

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 15% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive 12% bonus shares

Amount-Based:

Invest $1,500+: Receive 15% bonus shares

Invest $5,000+: Receive 20% bonus shares

Invest $25,000+: Receive 25% bonus shares

Invest $50,000+: Receive 30% bonus shares

Invest $100,000+: Receive 40% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Scinovia Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Nonvoting Common Stock at $2.85 / share, you will receive 110 shares of Class C Nonvoting Common Stock, meaning you'll own 110 shares for $285. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Scinovia is a MedTech company that develops advanced computer vision systems for healthcare.

Scinovia developed VU-FLOW, the first non-contact, real-time measurement of blood flow speeds in surfaces of organs and vessels. It is a platform technology that aims to help doctors save more people's lives and reduce complication across millions of diverse surgeries.

Scinovia plans to offer a subscription model (vs. capital purchase) to reduce hurdles to adoption. Its new technology is entering a $500M expanding market that uses legacy contact devices.

Scinovia is a C-corporation that was founded in 2014 in North Carolina and converted in 2018 to a Wyoming C-Corp. The Company is active in both states currently. All of Scinovia's Intellectual Property is assigned to and owned by Scinovia.

Competitors and Industry

Scinovia is in the medical imaging diagnostics industry.

Over 300,000,000 major surgeries are performed each year.

Surgeries often involve altering or assessing blood flow circulation.

Sufficient blood flow is a key aspect for recovery because blood delivers oxygen and

nutrients throughout the body and removes toxic byproducts.

Instruments that help surgeons assess or address poor blood flow is a $500M/year market and growing. The largest players include Medistim's ultrasonic flow probe and various MedTech companies that use glow dye injections.

Both methods were published in January 1962 and require physical contact or chemical contact. As a result, they are time consuming and require additional safety precautions.

A third option exists that is non-chemical and non-contact, but it doesn't measure actual speeds in vessels.

Scinovia is introducing one of the first and only real-time, non-contact, blood flow speeds that works from 8 inches above organ and vessel surfaces.

Scinovia aims to displace these 60-year-old methods used in 280,000 heart bypass plus other surgeries such as vascular, transplants, and general surgery.

Scinovia's targeted market comp is Novadaq, which used (chemical) contact, It was acquired by Strkyer for $701M in 2017 or 7X its MCAP at $100M, 7 years earlier.

Current Stage and Roadmap

Scinovia is an FDA registered manufacturer. Its first 7 units are finished products, ready to ship, and Class I. They are entering the market in 2022.

Scinovia's Medical Advisory is comprised of renowned surgeons and physicians who are helping bring its game-changing product into key hospitals and raise awareness in their medical societies.

Road Map: Scinovia's next product enhancement is an integration of surgical-robotics arm to improve precision and reduce time in repeat measurements. Over the next years, a series of indications will be submitted for regulatory clearance as Scinovia adds more capabilities to its product line.

The Team

Officers and Directors

Name: James Bradley Sund, Sr.

James Bradley Sund, Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, and Secretary
  Dates of Service: June 12, 2014 - Present
  Responsibilities: Jim works full-time in his role to guide strategy and innovation and currently receives an average annual salary of $100K. He does not currently

receive additional equity.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C, Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in health technology. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for a subscription model. Our revenues are therefore dependent upon this market.

We may never have an operational product or service
It is possible that there may never be an operational VU-FLOW or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our VU-FLOW. Delays or cost overruns in the development of our VU-FLOW and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class C, common shares that an investor is buying has no voting rights. You are trusting in management discretion in making good business decisions that will grow

your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company and preferred share holders have been paid out.

Minority Holder; Securities with No Voting Rights
The Class C common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Scinovia Corp was formed on June 12, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Scinovia Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VU-FLOW is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs

associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Scinovia Corp or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Scinovia Corp could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Accuflow Imaging LLC (Jim Sund is majority owner and manager, and no other members owns 20% or more).	19,692,868	Class A Voting Common Stock	83.6%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Nonvoting Common Stock, Class C Nonvoting Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 375,438 of Class C Nonvoting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 57,304,000 with a total of 23,565,334 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Nonvoting Common Stock

The amount of security authorized is 4,196,000 with a total of 1,765,677 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class B Nonvoting Common Stock.

Class C Nonvoting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class C Nonvoting Common Stock.

Series A Preferred Stock

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

The Series A Preferred Shares will vote with the Class A (voting) Common Stock of the Company on an "as converted" basis on any matter submitted to the shareholders for a vote, which is mainly regarding matters that would impact their rights.

Material Rights

The Preferred Stock shall rank senior to all existing classes of capital stock of the Company as to liquidation, dividends, distributions, redemptions and any other payment or other rights with respect to all existing capital stock of the Company or rights thereto.

What it means to be a minority holder

As a minority holder of Class C non-voting common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the

total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,806,895.11
  Number of Securities Sold: 6,000,000
  Use of proceeds: R&D and mfg of products
  Date: November 22, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Scinovia has performed R&D and finished a commercial product since 2014 without revenue and primarily on selling equity. Presumably, Scinovia could continue to function for years by continuing selling equity each year.

Foreseeable major expenses based on projections:

Major expenses in Scinovia's projections are increasing number of internal and external workforce; cost of funding sales distribution activities to place units in hospitals and sell subscriptions; cost of funding a series of regulatory filings across jurisdictions to expand market access, and cost of funding assembly of more units for additional sales revenue.

Future operational challenges:

Scinovia will expand market penetration through sales teams, most likely internal and external partnerships. Forming external partnerships is common for medical devices, but partnerships have not yet been identified.

Future challenges related to capital resources:

Scinovia will likely need $5M to $15M in capital to expand rapidly into North America and Europe in the first few years of commercialization.

Future milestones and events:

Scinovia currently plans to raise capital through crowdfunding as well as selling multi-year subscription plans at a discount to financial services who specialize in buying such subscription models.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has access to to credit cards up to $100K, but not a credit line.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign factor into the Company's overall financial resources significantly. The Company hopes for this raise to be successful to fund commercialization and expansion of operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

Yes, the funds from this campaign will fund the viability of the company's commercial launch.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise is below the monthly operational costs as well as below the initial cost of generating sales revenue. Thus, we would expect to continue operating however we would need additional funds to expand operations.

How long will you be able to operate the company if you raise your maximum funding goal?

A raise of 1 million would enable the company to expand sales growth for a 1/2 year. A raise of $5M would enable 1.5 years of sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Financial services in healthcare are interested in purchasing the company's multi-year subscription agreements. This would generate immediate cash to cover manufacturing, delivery, support, and sales commissions of each unit. As a result, less capital would be required to ramp production and sales.

The company currently plans to gross $5M through Regulation crowdfunding.

Indebtedness

- **Creditor:** 2 auto loans: $35K Sunbank and $25K Citizen's First Bank
  Amount Owed: $60,000.00
  Interest Rate: 5.0%
  Maturity Date: August 01, 2024
  2 company automobile loans

- **Creditor:** Credit Card and Charge Cards
  Amount Owed: $145,334.00
  Interest Rate: 14.0%
  Maturity Date: May 10, 2026

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $89,293,381.35

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multipled factors. First, the company evaluated its leadership experience. The CEO, Jim Sund, PhD, MBA has over a decade experience of assessing the value of companies, new markets, new business units, investment banking projects, and new technology inventions.

Second, the company evaluated competitor businesses. Scinovia's market comp is Novadaq, which sold for 8X Price/Sales. Novadaq had negative P/E until acquired by Strkyer for $701M.

Third, the company used a discounted model to calculated its pre-money valuation. Scinovia targets approximately $46M Sales in year 5.* *Please note this is a future projection, please refer to our risk factors in our offering materials and our forward looking information disclaimer below. I* Future Value is 8X $46M = $367M. Discounted to Present Value at 25%/year is a Present Value of $120M.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT

UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Digital marketing campaign is key to momentum in a crowdfunding raise.

- *Company Employment*
  60.0%
  Hiring additional engineers, management, and sales teams.

- *Working Capital*
  15.0%
  support offices, travel, business development, and miscellaneous expenses

- *Inventory*
  6.5%
  fund hardware, assembly, delivery, and support of newly shipped units

If we raise the over allotment amount of $1,069,998.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  digital marketing campaign is key for momentum in crowdfunding raise

- *Company Employment*
  40.0%
  hire engineers, management, and sales team

- *Working Capital*
  20.0%
  support offices, travel, business development, and miscellaneous expenses

- *Inventory*
  21.5%
  fund hardware, assembly, delivery, and support of newly shipped units

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.scinovia.com/ (https://www.scinovia.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/scinovia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Scinovia Corp.

[See attached]

SCINOVIA CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Scinovia Corp.
Sheridan, Wyoming

Opinion

We have audited the consolidated financial statements of Scinovia Corp., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Scinovia Corp. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Scinovia Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Scinovia Corp.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Scinovia Corp.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Scinovia Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 26, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	73,150	110,738.00
Total current assets	**73,150**	**110,738.00**
Property and equipment, net	216,005	265,462.00
Intangible assets	979,051	985,837.00
Total assets	**1,268,206**	**1,362,037.00**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	14,237	14,237.00
Credit Card	161,493	53,602.00
Current portion of loan	15,169	14,445.00
Due to related party	194,781	25,528.00
Other current liabilities	-	34,487.00
Total current liabilities	**385,680**	**142,299.00**
Long term debt less current maturities	25,050	53,170.00
Total liabilities	**410,730**	**195,469.00**
STOCKHOLDERS EQUITY		
Common Stock Class A	236	236
Preferred Stock	60	49
Class B Nonvoting Common Stock	77	17
Additional Paid In Capital	3,899,325	3,480,258.00
Retained earnings/(Accumulated Deficit)	(3,042,222)	(2,313,992.00)
Total stockholders' equity	**857,476**	**1,166,568**
Total liabilities and stockholders' equity	**1,268,206**	**1,362,037**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	186,489	309,752
Sales and marketing	2,377	13,152
Research and development	535,324	522,271
Total operating expenses	724,190	845,175
Operating income/(loss)	(724,190)	(845,175)
Interest expense	4,040	18,213
Other Loss/(Income)		(132,000)
Income/(Loss) before provision for income taxes	(728,230)	(731,388)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$ (728,230)**	**$ (731,388)**

See accompanying notes to the financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Class A		Preferred Stock		Class B Nonvoting Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	**23,565,334**	**$ 236**	**4,205,225**	**$ 42**	**1,385,438**	**$ 14**	**$ 2,653,210**	**$ (1,582,604)**	**$ 1,070,898**
Stock issuance			646,775	7	272,505	3	827,048		827,058
Net income/(loss)								(731,388)	(731,388)
Balance—December 31, 2020	**23,565,334**	**$ 236**	**4,852,000**	**$ 49**	**1,657,943**	**$ 17**	**$ 3,480,258**	**$ (2,313,992)**	**$ 1,166,568**
Stock issuance			1,148,000	11	60,431	1	419,126		419,138
Net income/(loss)								(728,230)	(728,230)
Balance—December 31, 2021	**23,565,334**	**$ 236**	**6,000,000**	**$ 60**	**1,718,374**	**$ 18**	**$ 3,899,325**	**$ (3,042,222)**	**$ 857,476**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$(728,230)	$ (731,388)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	50,253	46,260
Amortization of intangible assets	305,267	238,018
Changes in operating assets and liabilities:		
Accounts payable	-	(8,323)
Credit Cards	107,891	(84,416)
Other current liabilities	(34,487)	34,487
Net cash provided/(used) by operating activities	**(299,306)**	**(505,362)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(797)	(64,757)
Purchase of intangible assets	(298,481)	(390,274)
Net cash provided/(used) in investing activities	**(299,278)**	**(455,031)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing from related party	180,253	25,528
Repayment on loans	(38,395)	(61,196)
Issuance of stocks	419,138	827,058
Net cash provided/(used) by financing activities	**560,996**	**791,390**
Change in cash	(37,588)	(169,003)
Cash—beginning of year	110,738	279,741
Cash—end of year	**$ 73,150**	**$ 110,738**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	4,039.67	18,212.73
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	53,169.34	-
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities	-	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Scinovia Corp. was incorporated on June 12, 2014 in the state of Wyoming. The financial statements of Scinovia Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, Wyoming.

Scinovia is a medical technology company that aims to improve 30 million surgeries each year by delivering quantified blood flow speeds without contact or contrast chemicals and real-time assurance of optimal flow with image and video documentation. Scinovia has units going to major hospitals and is also developing a state-of-the-art surgical robot to improve precision. Our contact-free device aims to displace 60-year-old contact devices of 1) flow probe and 2) contrast dye injections used in one million surgeries each year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $29,741, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, work in progress, and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furnitures and fixtures	5 years
Vehicles	5 years
R&D equipment	10 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Scinovia Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from delivering quantified blood flow speeds without contact or contrast chemicals and real-time assurance of optimal flow with image and video documentation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $2,377 and $13,152, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2022 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2020, FASB issued ASU No. 2020-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2020-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2020, FASB amended ASU No. 2020-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, amendments to existing accounting guidance were issued through Accounting Standards Update 2020-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll liabilities	$ -	$ 34,487
Total Other Current Liabilities	**$ -**	**$ 34,487**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Computer equipment	$ 23,984	$ 23,984
R&D equipment	170,491	169,711
Furnitures and fixtures	44,213	44,197
Vehicles	96,960	96,960
Property and Equipment, at Cost	$ 335,648	$ 334,852
Accumulated depreciation	(119,643)	(69,390)
Property and Equipment, Net	$ 216,005	$ 265,462

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $50,253 and $46,260 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 60,804,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 23,565,334 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 6,000,000 shares and 4,852,000 shares have been issued and are outstanding, respectively.

Class B Nonvoting Common Stock

The Company is authorized to issue 4,196,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 1,718,374 shares and 1,657,943 shares have been issued and are outstanding, respectively

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 31, 2021					For the Year Ended December, 31 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
F150 Vehicle Loan	$ 43,359	4.70%	9/10/2018	9/11/2024	$ 1,200	$ -	$ 7,355	$ 14,349	$ 21,704	$ 1,200	$ -	$ 7,018	$ 21,704	$ 28,722
Suburban Vehicle Loan	$ 54,286	5.09%	9/12/2018	12/8/2025	See Below	$ -	$ 7,814	$ 23,652	$ 31,466	$ 1,808	$ -	$ 7,427	$ 31,466	$ 38,893
Total	$ 97,644				$ 1,200	$ -	$ 15,169	$ 38,000	$ 53,169	$ 3,008	$ -	$ 14,445	$ 53,169	$ 67,614

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2022	15,169
2023	15,929
2024	15,295
2025	6,775
2026	
Thereafter	
Total	**$ 53,169**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (881,158)	$ (182,847)
Valuation Allowance	(881,158)	182,847
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (629,047)	$ (629,047)
Valuation Allowance	629,047	629,047
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,516,188, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,516,188. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During December 31, 2021, and December 31, 2020, the Cmpany's management advanced funds to assist in the ongoing cash flow of the company operations. On December 31, 2021, and December 31,2020, the outstanding debt due was 194,781 and 25,528, respectively.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year		Obligation
2022		38,401
2023		6,622
Thereafter		-
Total future minimum operating lease payments	**$**	**45,023**

Rent expenses were in the amount of $27,837.39 and $37,827 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 26, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $3,042,222, an operating cash flow loss of $299,306, and liquid assets in cash of $73,150, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Scinovia

Point-and-Image to Know-the-Flow


30 cm/s
85 mL/m
Closing in 9 days

Website | Raleigh, NC | HEALTH TECH

Scinovia's mission is to produce state-of-the-art diagnostics to help doctors make more data-driven decisions during procedures to save more lives. Scinovia developed VUFLOW, the future of non-contact imaging diagnostics for blood flow during surgery.

$79,285 raised

37 Investors	$89.3M Valuation
$2.85 Price per Share	$228.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	9 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Save more lives: A big challenge many surgeons face is knowing if procedures have optimal blood flow for quick recovery.
- Disrupt a $500M market: Displace legacy contact probe* and dye* methods over past 60 years with VUFLOW, one of the first non-contact measurement device to visualize blood flow speeds in surface vessels during major surgeries.
- Platform Technology: VUFLOW may be applicable to many types of surgeries. There are over 300M per year. Initial markets are heart bypass and organ transplants.

$500M market | probe | dye | 300M per year

OVERVIEW

MedTech imaging for non-contact visualization of blood flow

Scinovia Corp. is a medtech company engaged in the development of proprietary, non-contact diagnostics for cardiovascular and vascular surgeries with the aim to enhance patient outcomes, making surgeries safer and more cost-effective. We focus on improving outcomes of heart bypass, revascularization, and organ transplant therapies where blood flow is key to recovery and to reduce death and costly complications.

Rewards

Get rewarded for investing more into Scinovia:

$498+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,500+
Investment
$1,500+ Tier
Invest $1,500+ and receive 15% bonus shares

$5,000+
Investment
$5,000+ Tier
Invest $5,000+ and receive 20% bonus shares

$25,000+
Investment
$25,000+ Tier
Invest $25,000+ and receive 25% bonus shares

Scinovia is entering a growing market of $500M in sales last year with a revolutionary device VUFLOW that provides non-contact, real-time, quantitative data. Presently, the market relies on contact methods that were developed 60 years ago.

Our product roadmap includes a robotic-assisted diagnostic to enhance ease of use and precision while visualizing blood flow during surgery.
Scinovia is a pre-revenue, FDA registered company. VUFLOW units are being scheduled to enter hospitals in 2022 to explore diverse therapeutic areas and generate revenue

Product Use Video:


Warning: Contains Images Of Live Organs

THE PROBLEM

Assessing the blood flow for surgery is challenging and costly

1. A top challenge surgeons face is knowing whether a procedure has poor blood flow.

The number one problem surgeons face is knowing whether a procedure has poor blood flow. 20% of bypass grafts have less than 50% of average blood flow and 14% of breast reconstruction have necrosis. These cases add up: it costs around $100k per case to address breast tissue necrosis.

20%	14%
Of bypass grafts have less than 50% of average flow	of breast reconstruction have necrosis (tissue death) and cost $100K each to repair

Source | Source

2. Current tools require contact and have challenges.

$50,000+
Investment
$50,000+ Tier
Invest $50,000+ and receive 30% bonus shares

$100,000+
Investment
$100,000+ Tier
Invest $100,000+ and receive 40% bonus shares



Finger Palpation



Probe

- Limited placement
- Vessel manipulation



Dye

- Toxic
- No speeds

THE SOLUTION

Know-the-flow in real-time with VU-FLOW

Case studies have shown visualizing blood flow during surgeries can substantially assist in predicting if poor outcomes may occur. Poor outcomes result in longer recovery for people, costly complications, re-admissions, re-operations, or death.We designed VUFLOW to be the first non-contact visualization tool. Surgeons can now point-n-image to visualize blood flow.



**Computer generated animation for optional robotic upgrade in 2022*



Limited blood flow to lower heart before heart bypass



Improved blood flow after heart bypass from a larger artery

Business Model
Software as a Service will be offered on a pay-per-case basis and a multi-year subscription will be offered at a discount, which can be used to help capitalize sales growth. The data acquisition hardware will undergo periodic upgrades to keep up with new visualization features.

The cost for the first 7 units have been paid. We plan to fund operations through raising capital, selling subscriptions, and leveraging credit facilities through financial services in the MedTech industry.



**Optional Robotic Upgrade In 2022*

State Of The Art Robotic Assisted Arm

A KUKA medical robotics arm integration is in development to seamlessly adjust positions for precision & change between imaging & parking with just a touch.

Point-N-Shoot To Know-The-Flow

Simply bring VU-FLOW camera over area of interest to immediately asses flow speeds in both surface tissue & vessels.



**Current Product*



Intuitive & Informative

Easily visualize blood flow speeds of surface area (left) & flow speeds over time within the circle (right).

We plan to grow based on net income, use credit facilities to cover costs over the 4 month gap from building units to selling subscriptions.

Competitive Comparison

	HYVE Laser angiography	Laser angiography	Laser ICG angiography	Flow probe (in line)	Flow probe (graft only)
Speeds in vessels	✓			✓	✓
Speeds in tissue	✓	O	O		
non-device contact	✓	✓	✓		
non-chemical	✓	✓		✓	✓
non-ionizing	✓			✓	✓

O = not actual speeds

First 2 rows indicate capability to assess blood flow speeds. The last 3 rows indicate safety elements.

THE MARKET

300 million major surgeries are being performed annually

Doctors use contact devices to measure blood flow speeds in over 300,000 cases per year. However, an average of 300 million major procedures are performed annually. The global market is estimated to be over $500M in annual sales.

A market comp Novadaq sold fluorescent angiography devices and was acquired by Stryker for $701M, 7 years after its market cap was approximately $100M on NASDAQ.



**Current Product*




Scinovia
An intraoperative, non-contact blood flow *speed* visualization

OUR TRACTION

Scheduling clinical studies

Scinovia is an FDA registered manufacturer. Several VU-FLOW units are being scheduled for comparative clinical studies in early 2022. This represents an opportunity for VUFLOW to be published, become known among the societies and conferences, and to assess various indications for potential regulatory clearance.

Surgeons from diverse therapies, e.g., bypass, vascular, plastics, cancer, and emergency rooms have shown strong interest in exploring ways that VUFLOW could help in various procedures.


Scinovia

*Optional Robotic Upgrade In 2022

Patent

US 10813563
fluorescence

Patent

US 20170112389
vector-mapping
(pending)

Patent

Europe
EP3319515B1
fluorescence



Scheduling Heart Bypass Studies
at Houston Methodist

Scinovia is currently integrating a robotic assisted option that will auto-adjust imaging to reduce glare and improve precision and ease-of-use.









*Optional Robotic Upgrade In 2022

WHY INVEST

Join a game-changing company

We aim to innovate and provide doctors with better tools to improve outcomes for loved ones. We're targeting existing users of contact devices to switch to our revolutionary non-contact VUFLOW. Last year, hospitals spent over $500M on contact devices.

Our goal is for VUFLOW, which is a platform technology, to become an appliance that is used across many types of procedures.



**Optional Robotic Upgrade In 2022*

June 2014 — Our Company Launches!
Jim Sund conceives a revolutionary technology for an existing multi-hundred million dollar market and receives seed funding from friends and family

2015 — Proof of concept in lab
following experimentation, algorithm development, and materials selection, the core concept is proven in the lab

2016 — Prototype 1 in vet labs
A prototype device is taken into a vet lab to image pig hearts, kidneys, and livers

2017-2018 — Alpha Device Build, Realtime Software Dev
First mobile device build, with real-time imaging software integrated.

2019 — IEC 61010 Cert & algorithm enhancements
Better manufacturability and serviceability, ongoing software improvements in algorithms and User Interface

2020 — 
Production Device build, trial in vet labs
$4M raised to date to create Production level device with medical cart and arm, 4k monitor, custom circuit board, high end GPU integration. Production device used in pig lab study

DEC 2021 — Launched on StartEngine
Now YOU can own a part of our company!

Q1 2022 — 
First in Human Study (ANTICIPATED)
Multiple top surgeons at the renowned Debakey Heart and Vascular Center at Houston Methodist Hospital will use VU-FLOW in First-in-Human comparative Study

Q2 2022 — FDA Submissions (ANTICIPATED)
FDA 501k and/or Breakthrough Device Status

2H 2022 — 
Sales, more clinical indications (ANTICIPATED)
Sales starting, continued human studies for other therapeutic areas

Late 2022 — 
VU-FLOW-R Production Cart with Robotic Arm (ANTICIPATED)
Sleeker cart designed to accommodate both a robotic or traditional mechanical arm, with updated imaging sensor and processing capabilities

In the Press

INKWOOD RESEARCH · North Carolina Biotechnology Center · WRAL TechWire · NC Business News Wire

SHOW MORE

Meet Our Team



Jim Sund, PhD, MBA

CEO and Founder

Jim led the development and commercialization of a life science informatics platform that was licensed by Merck & Roche. He evaluated the commercial viability of hundreds inventions for NASA and universities. Jim mentored dozens of Duke graduate consulting practicums to solve challenges for Fortune clients. As part of Lockheed Martin, Jim managed contracts, systems engineering, and computer security for the US EPA National Computing Center.

PhD - Electrical & Computer Engineering, Duke University

MBA - Duke University

BS - Chemistry, University of Florida.

BS - Biology, University of Florida



Dr. Randall Wolf

Surgeon Advisor

** Reknowned heart surgeon with over 40 years of experience performing heart bypass procedures*

** first heart bypass using DaVinci robot*

** Professor & Heart Surgeon, Houston Methodist*

** Inventor of Wolf Mini Maze for A-fib*

** Master Magician*

Randall K. Wolf, M.D., is a leading innovator in minimally invasive treatment of atrial fibrillation. The first North American heart surgeon to perform robotic assisted coronary bypass, Dr. Wolf has pioneered DaVinci cardiac surgery and a number of other cardiothoracic procedures including the Wolf Minimaze, endoscopic first rib resection and endoscopic thoracic spine surgery.

Dr. Wolf has authored over 100 peer reviewed articles and book chapters. He has served as president of the International Society of Minimally Invasive Cardiothoracic Surgery (ISMICS) and president of the 21st Century Cardiothoracic Surgery Society. He has also served as Professor of Surgery at Ohio State University; Professor of Surgery and Biomedical Engineering at the University of Cincinnati; and Visiting Professor at The University of Texas.

BA - Indiana University

MD - Indiana University School of Medicine



Jeff Haag

VP of Engineering

Jeff was a Founding Investor who brings over 30 years of experience in Embedded Real-Time Hardware and Software Development and Software Systems Architecture across a wide range of commercial platforms with millions of users. He has participated in all levels of Software Development, from coding to architecture, from managing small teams of developers to working with and managing complex architectures across Business Units. Jeff has a very strong background in all aspects of Production Delivery of quality hardware and software products from his career spanning several years at IBM, SquareD, and 3Com, as well as 20 years at Cisco Systems.

He brings a very complete background of software systems with deep expertise in Device Management, Real-Time processing, Networking, Security, and Virtualization, wide general knowledge of mechanical and electrical engineering, as well as extensive experience managing technical customer relationships.

MS Computer Science, North Carolina State University

BS Electrical Engineering, Virginia Tech



Dr. Kim Steinmann

Medical Advisor

** Pediatric Hematologist/Oncologist*

** Pediatric Emergency Medicine*

Kim is board certified in both Pediatric Emergency Medicine and Pediatric Hematology/Oncology. She received her M.D. from the St. Louis University School of Medicine and completed her Pediatric ER residency training at Cardinal Glennon Children's Hospital in St. Louis. She then completed her Pediatric Hematology/Oncology fellowship at University of Michigan in Ann Arbor, Michigan.

She brings extensive academic, teaching, and clinical experience from her 10+ years as a faculty/staff member at several institutions as well as 10+ years of industry experience, working on both solid and hematological malignancies with early to late phase clinical development of targeted therapies.

Kim is a board member of the pediatric collaborative team. She has had publications in several peer reviewed journals and has presented scientific data at various national and international conferences and training events in oncology and emergency medicine.

M.D., FCCP, FASCO

Offering Summary

Company : Scinovia Corp.

Corporate Address : 8801 Fast Park Dr, STE 301, Raleigh, NC 27617

Offering Minimum : $9,997.80

Offering Maximum : $1,069,998.30

Minimum Investment Amount (per investor) : $498.75

Terms

Offering Type : Equity

Security Name : Class C Nonvoting Common Stock

Minimum Number of Shares Offered : 3,508

Maximum Number of Shares Offered : 375,438

Price per Share : $2.85

Pre-Money Valuation : $89,293,381.35

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends & Family Early Birds Bonus:

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 15% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive 12% bonus shares

Amount-Based:

Invest $1,500+: Receive 15% bonus shares

Invest $5,000+: Receive 20% bonus shares

Invest $25,000+: Receive 25% bonus shares

Invest $50,000+: Receive 30% bonus shares

Invest $100,000+: Receive 40% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Scinovia Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Nonvoting Common Stock at $2.85 / share, you will receive 110 shares of Class C Nonvoting Common Stock, meaning you'll own 110 shares for $285. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled “Travel and Entertainment”. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Founder Spotlight: Jim Sund.

about 1 month ago


FOUNDER SPOTLIGHT
JIM SUND
PH.D., MBA, CEO
& FOUNDER
scinovia

Scinovia Community,

During surgery, blood flow is crucial to a doctor's understanding of a patient's recovery time. Scinovia's non-contact imaging technology provides real-time information to help doctors make more data-driven decisions during procedures, resulting in more lives being saved.

We understand the importance of precise measurements when it comes to life-saving surgeries. That's why we developed VUFLOW - one of the only non-contact measurement devices that visualizes blood flow speeds in surface vessels during major surgeries.

I would like to introduce you to our visionary CEO, Jim Sund, who has dedicated his life to bringing our vision to fruition.

Jim Sund (Ph.D., MBA), CEO and Founder



- PhD - Electrical and Computer Engineering
- MBA - General Management & Finance
- BS - Chemistry, Zoology

Jim Sund is a rare person with extensive backgrounds in both science and business, stemming from a wide-ranging curiosity and drive to see how everything works. In diverse environments from NASA to pharmaceutical companies such as Merck and Roche to high-tech businesses like Verizon, Cisco, Lenovo and Lockheed Martin Dr. Sund has brought his extraordinary skills to solve questions of new market entry strategy, sales and marketing strategy, manufacturing and operations, and innovations in product management and IT platforms.

His undergraduate years at the University of Florida were aimed toward becoming a surgeon, but his broad interests resulted in degrees in chemistry and zoology. Graduate studies earned him a PhD in electrical and computer engineering from Duke University.

The world of business also fascinates him, again about how things work and why. This led to an MBA from Duke and work in the business world encompassing a diversity of functions from investment banking to bond underwriting, to marketing, to human resources, and more for major companies in these fields worldwide. While at Duke, Dr. Sund was an Industry Mentor to lead and grade Duke graduate students in practicums to help Fortune companies across external business and internal corporate strategies.

His hands-on business experience was especially valuable when working on behalf of Duke and N.C. State universities in a program to analyze inventions by professors in various fields. Dr. Sund conducted detailed studies of over 100 inventions for usefulness, practicality and marketability. This elegant mix of broad scientific backgrounds and practical business acumen yielded real-world analyses to determine how well these ideas could work and how they might be capitalized and marketed.

The common factor in these diverse endeavors is solving problems with the perspective of a company outsider combined with practical knowledge of both the science and the business issues involved.

His constantly enquiring mind coupled with an unusual combination of skill sets led him to seek a problem that needed solving. That problem was the need for a way to measure blood flow accurately during major surgery. The current technology has been in use for some 40-plus years and is more than ready for an upgrade. In 2018 Dr. Sund launched Scinovia to provide that upgrade with VUFLOW which provides non-contact, real time, ongoing data for surgeons during an operation.

Join Scinovia as an Early Shareholder on StartEngine

The Scinovia community is growing, and we hope you'll consider joining us in creating an impact in the global healthcare industry.

To join us as an early backer, visit our StartEngine raise page and invest for a minimum of $498.75 today.

More information about our mission is located on our raise page. Should you have any questions or concerns left unanswered, please do not hesitate to reach out to our executive team. We will be more than happy to address them for you.

Thank you in advance for your support. We look forward to keeping you updated on our journey throughout this successful campaign.

Warmly,

Jim Sund

Meet the Brilliant Visionaries Behind Scinovia!

about 1 month ago


MEET OUR TEAM
JIM SUND, PHD, MBA
CEO & FOUNDER
DR. RANDALL WOLF
SURGEON ADVISOR
JEFF HAAG
VP OF ENGINEERING
DR. KIM STEINMANN
MEDICAL ADVISOR
scinovia

Scinovia Community,

A better, more advanced way to protect lives during surgery.

Scinovia's VUFLOW imaging diagnostics platform is helping surgeons make more informed decisions, increasing accuracy, reducing complications and saving lives.

I wanted to take a moment to introduce you to the brilliant visionaries who aim to make Scinovia the leader in imaging diagnostics - from leading-edge research to developing the most advanced imaging technology.

Jim Sund (PhD, MBA), CEO and Founder



Jim led the development and commercialization of a life science informatics platform that was licensed by Merck & Roche. He evaluated the commercial viability of hundreds of inventions for NASA and universities. Jim mentored dozens of Duke graduate consulting practices to solve challenges for Fortune clients. As part of Lockheed Martin, Jim managed contracts, systems engineering, and computer security for the US EPA National Computing Center.

PhD - Electrical & Computer Engineering, Duke University

MBA - Duke University

BS - Chemistry, University of Florida.

BS - Biology, University of Florida

Dr. Randall Wolf, Surgeon Advisor



* Renowned heart surgeon with over 40 years of experience performing heart bypass procedures

* First heart bypass using DaVinci robot

* Professor & Heart Surgeon, Houston Methodist

* Inventor of Wolf Mini Maze for Afib

* Master Magician

Randall K. Wolf, M.D., is a leading innovator in minimally invasive treatment of atrial fibrillation. The first North American heart surgeon to perform robotic assisted coronary bypass, Dr. Wolf has pioneered DaVinci cardiac surgery and a number of other cardiothoracic procedures including the Wolf Minimaze, endoscopic first rib resection and endoscopic thoracic spine surgery.

Dr. Wolf has authored over 100 peer reviewed articles and book chapters. He has served as president of the International Society of Minimally Invasive Cardiothoracic Surgery (ISMICS) and president of the 21st Century Cardiothoracic Surgery Society. He has also served as Professor of Surgery at Ohio State University; Professor of Surgery and Biomedical Engineering at the University of Cincinnati; and Visiting Professor at The University of Texas.

BA - Indiana University

MD - Indiana University School of Medicine

Jeff Haag, Vice President of Engineering



Jeff was a Founding Investor who brings over 30 years of experience in Embedded Real-Time Hardware and Software Development and Software Systems Architecture across a wide range of commercial platforms with millions of users. He has participated in all levels of Software Development, from coding to architecture, from managing small teams of developers to working with and managing complex architectures across Business Units. Jeff has a very strong background in all aspects of Production Delivery of quality hardware and software products from his career spanning several years at IBM, SquareD, and 3Com, as well as 20 years at Cisco Systems.

He brings a very complete background of software systems with deep expertise in Device Management, Real-Time processing, Networking, Security, and Virtualization, wide general knowledge of mechanical and electrical engineering, as well as extensive experience managing technical customer relationships.

MS Computer Science, North Carolina State University

BS Electrical Engineering, Virginia Tech

Dr. Kim Steinmann, Medical Advisor



* Pediatric Hematologist/Oncologist

* Pediatric Emergency Medicine

Kim is board certified in both Pediatric Emergency Medicine and Pediatric Hematology/Oncology. She received her M.D. from the St. Louis University School of Medicine and completed her Pediatric ER residency training at Cardinal Glennon Children's Hospital in St. Louis. She then completed her Pediatric Hematology/Oncology fellowship at University of Michigan in Ann Arbor, Michigan.

She brings extensive academic, teaching, and clinical experience from her 10+ years as a faculty/staff member at several institutions as well as 10+ years of industry experience, working on both solid and hematological malignancies with early to late phase clinical development of targeted therapies.

Kim is a board member of the pediatric collaborative team. She has had publications in several peer reviewed journals and has presented scientific data at various national and international conferences and training events in oncology and emergency medicine.

M.D., FCCP, FASCO

Join Scinovia as an Early Shareholder on StartEngine

The Scinovia community is growing, and we hope you'll consider joining us in creating an impact in the global healthcare industry.

To join us as an early backer, visit our StartEngine raise page and invest for a minimum of $498.75 today.

More information about our mission is located on our raise page. Should you have any questions or concerns left unanswered, please do not hesitate to reach out to our executive team. We will be more than happy to address them for you.

Thank you in advance for your support. We look forward to keeping you updated on our journey throughout this successful campaign.

Warmly,

Jim Sund

National Science Foundation (NSF) approves Scinovia's proposal pitch

about 2 months ago

Scinovia advancing to next phase of obtaining an NSF grant!

INVEST NOW

Crowdfunding 101: Scinovia's Campaign is Live!

2 months ago


EQUITY CROWDFUNDING 101
WE'RE
LIVE
ON start engine
scinovia

Scinovia Community,

Scinovia is revolutionizing the way doctors monitor the flow of blood during surgery. VU-FLOW is a non-invasive, unique imaging device that allows them to make better decisions faster, resulting in more lives being saved.

As you may have heard, we are currently raising capital via StartEngine's equity crowdfunding platform!

In today's update, I am going to cover everything you need to know about regulation crowdfunding and our mission at Scinovia.

Regulation Crowdfunding? What's That?

Equity crowdfunding has provided a new alternative approach to funding a small business or startup.

Rather than having Venture Capitalists or angel investors invest in your company in exchange for equity, you can take advantage of the crowdfunding method and raise money from thousands of investors who are willing to invest in exchange for shares.

In the past, accredited investors (networth of $1M+ or annual income of $200K+) like wealthy angel investors or VC's held a monopoly over the massive wealth generator that is investing in startups and small businesses.

Thanks to Regulation Crowdfunding (Reg CF) and recent rules set in place by the SEC, everyday investors are now able to participate in owning shares in these types of companies, essentially democratizing startup investing for all.

In addition, Title III of the JOBS Act now allows private companies who are looking for shareholders to raise up to $5M annually, as opposed to the original amount set to $1.07M.

The JOBS Act has been an incredible benefit to capital markets. This law has provided smaller companies with an opportunity to raise funds and offer an ownership stake to more individual investors than before.

Scinovia is Set to Create an Impact

Scinovia's research and development programs focus on improving outcomes for patients with heart bypass, cardiovascular procedures, and organ transplant therapies with our non-invasive blood flow diagnostics.

By making these diagnostics more accessible to those who need them, we reduce costly implications and even the risk of death, ultimately saving more lives.

Scinovia aims to revolutionize the market which did $500M in sales last year by replacing the outdated, 60 year old, contact methods of the past. We believe our VU-FLOW device will put us at the forefront of this market by providing the real-time, quantitative data that doctors have been yearning for.

The main problem surgeons face is knowing whether a procedure has poor blood flow or not, and Scinovia's Point-and-Image is the solution we've all been waiting for.

Join Our Community of Early Investors Today!

Now that you know more about equity crowdfunding and what we're trying to accomplish at Scinovia, we hope you will consider us as your next investment opportunity.

To join Scinovia as an early shareholder, head over to our raise page and invest for as little as $498.75.

If you have any questions or concerns, please feel free to reach out to our executive team and we will be happy to address them for you.

Thank you in advance for your support. We look forward to making an impact with you as our partner.

Warmly,

Jim Sund

FDA Class I listed !

2 months ago

VUFLOW is FDA Class I listed



INVEST NOW

Scinovia's FDA registration

3 months ago

FDA REGISTERED

3015362134

published at FDA.gov and www.scinovia.com

INVEST NOW

Alien TT invites Scinovia to pursue large EIC grants

3 months ago

ALIEN

BEYOND EVOLUTION

AlienTT invites Scinovia to pursue European Innovation Council (EIC) Accelerator grants, which is endowed with EUR 1B

scinovia™

INVEST NOW

Jan 4, 2022 Yahoo! Finance article

3 months ago

"This Company is Revolutionizing Blood Flow Visualization During Surgery"

"Our hospitals are a far cry from the days ..."

INVEST NOW

Scinovia Launch Announcement

4 months ago

Please share ...
Scinovia launches crowdfunding campaign on StartEngine for commercialization

INVEST NOW

END OF UPDATES

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W Kim C. SE OWNER 87 INVESTMENTS 4 months ago

Hi, I beg your pardon - they were 'hiding' in plain sight (but the search function couldn't "see" them as they are image not text). On another note, although I like what you all are doing, I would ask that you consider lowering the minimum investment amount to $200 or $250. Setting the bar at $500 is a hurdle many small investors can't jump. They just can't put that many of their limited eggs into one basket, so to speak. Please make your campaign more accessible and inviting to the small investor. Thanks for listening. Blessings

1

W Kim C. SE OWNER 87 INVESTMENTS 4 months ago

Hi, I see no mention of patents... Is your technology patented? If so, how many patents are issued and how many pending? Thanks for clarifying this. Blessings

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John A. 61 INVESTMENTS 4 months ago

Interesting and exciting technology - I would be an investor. However, less than a month ago (Nov 22, 2021) the Series A preferred investor's share price was at ~$0.63 per share - its very difficult to justify an investment on Dec 21, 2021 at $2.38 per share (or 3.8x step-up) for crowdfunding investors - the price should be in-line with the earlier very recent financing round!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript

Jim: When patients have poor blood flow during surgery, it can lead to dangerous complications, even death—it's one of the top problems that surgeons face.

We're Scinovia, and we've created a way to give surgeons real-time readings of blood flow, so people have safer and optimal procedures.

Blood flow measurement is a $500 million dollar market, and it's growing. Scinovia aims to give surgeons VU-FLOW, the first of-its-kind non-contact technology.

Dr. Wolf:

As a surgeon, doing cardiac surgeries for years our options have been limited. The devices are cumbersome, and we don't get the quantitative data.

VU-FLOW is the first non-contact/non-contrast option that gives quantitative data-driven verification that the heart bypass procedure was optimal.

I'm excited by the potential to change patient outcomes.

Jim: We're endorsed by a world-renowned surgeon, and led by industry veterans with the passion and experience needed to put VU-FLOW in operating rooms around the world.

What's more—our strong intellectual property, patents, and trade-secret algorithms make for a tremendous platform—one with the potential to scale from intricate heart bypasses to the hundreds of millions of major surgical procedures performed annually worldwide.

We believe VU-FLOW will become a measurement standard in operating rooms. Join us in delivering state-of-the-art diagnostics that will help doctors save lives.

Invest with Scinovia today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

WY Secretary of State
FILED: 09/24/2018 01:54 PM
ID: 2018-000821736

Foreign Profit Corporation
Articles of Domestication

Pursuant to W.S. 17-16-1801 the undersigned hereby applies for a Certificate of Domestication.

1. Corporation name:

Scinovia Corp.

2. Incorporated under the laws of: North Carolina
(State of formation)

3. Date of incorporation: 06/12/2014
(mm/dd/yyyy)

4. Period of duration: Perpetual
(This is referring to the length of time the corporation intends to exist and not the length of time it has been in existence. The most common term used is "perpetual.")

5. Mailing address of the corporation:

30 N Gould St Ste N
Sheridan, WY 82801

6. Principal office address:

30 N Gould St Ste N
Sheridan, WY 82801

7. Name and physical address of its registered agent:
(The registered agent may be an individual resident in Wyoming or a domestic or foreign business entity authorized to transact business in Wyoming. ***The registered agent <u>must</u> have a physical address in Wyoming.*** *If the registered office includes a suite/number, it must be included in the registered office address. A Drop Box is not acceptable. A PO Box is acceptable if listed* ***in addition to a physical address.****)*

Name: Northwest Registered Agent Service, Inc.

Address: 30 N Gould St Ste N
Sheridan, WY 82801

(If mail is received at a Post Office Box, please list above ***in addition to the physical address.****)*

Received
SEP 21 2018
Secretary of State
Wyoming

8. Purpose or purposes of the corporation which it proposes to pursue in the transaction of business in Wyoming:

Scinovia Corp. develops, manufactures, and wholesales mobile instruments for fluid flometry.

9. Names and usual business addresses of its current officers and directors:

Office	Name	Address
President	James Sund	30 N Gould St Ste N, Sheridan, WY 82801
Vice President	James Sund	30 N Gould St Ste N, Sheridan, WY 82801
Secretary	James Sund	30 N Gould St Ste N, Sheridan, WY 82801
Treasurer	James Sund	30 N Gould St Ste N, Sheridan, WY 82801
Director	James Sund	30 N Gould St Ste N, Sheridan, WY 82801
Director		
Director		

10. Aggregate number of shares or other ownership units which it has the **authority to issue.**
(Itemize by classes, par value of shares, shares without par value and series, if any, within a class.)

Common Stock 65,000,000 shares $0.00001 par value; Preferred Stock 5,000,000 shares $0.00001 par value

11. Aggregate number of **issued shares** or other ownership units.
(Itemize by classes, par value of shares, shares without par value and series, if any, within a class.)

12. The corporation accepts the constitution of the state of Wyoming in compliance with the requirement of Article 10, Section 5 of the Wyoming Constitution.

Signature: Morgan Noble **Date:** 09/20/2018 *(mm/dd/yyyy)*

Print Name: Morgan Noble

Title: Authorized Individual Contact Person: Morgan Noble

Daytime Phone Number: (509) 768-2249 Email: wyoming@northwestregisteredagent.com

(Email provided will receive annual report reminders and filing evidence)
**May list multiple email addresses*

REQUIRED ATTACHMENTS TO INCLUDE WITH THE FILING:

✔ A **certified copy of its original articles of incorporation and all amendments** currently certified within the last six (6) months by the proper officer of the state of formation.

✔ The completed application must be accompanied by an **original certificate of existence/good standing**, dated *not more than thirty (30) days* prior to filing in Wyoming, duly authenticated by the Secretary of State or other official having custody of corporate records in the state of formation.

Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, Northwest Registered Agent Service, Inc. , registered office located at
(name of registered agent)

30 N Gould St Ste N
Sheridan, WY 82801
voluntarily consent to serve

* *(registered office physical address, city, state & zip)*

as the registered agent for Scinovia Corp.
(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: Tom Glover **Date:** 09/20/2018
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Print Name: Tom Glover Daytime Phone: (509) 768-2249

Title: Assistant Secretary Email: wyoming@northwestregisteredagent.com

Registered Agent Mailing Address
(if different than above):

***If this is a current registered agent changing their registered address on file, complete the following:**

Previous Registered Office(s):

I hereby certify that:

- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: ______________________ **Date:**
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

SCINOVIA CORP.

the original of which was filed in this office on the 12th day of June, 2014.

Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 20th day of September, 2018.

Elaine F. Marshall

Secretary of State

SOSID: 1384550
Date Filed: 6/12/2014 10:30:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2014 157 00645

ARTICLES OF INCORPORATION
OF
SCINOVIA CORP.

Pursuant to § 55-2-02 of the General Statutes of North Carolina, the undersigned hereby does submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is "Scinovia Corp."

2. The corporation shall have authority to issue shares of capital stock as follows:

a. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is Seventy Million (70,000,000) shares, of which (i) Sixty-Five Million (65,000,000) shares shall be Common Stock (the "***Common Stock***") and Five Million (5,000,000) shares of which shall be Preferred Stock (the "***Preferred Stock***"). The Preferred Stock shall have a par value of one-thousandth of one cent ($0.00001) per share and the Common Stock shall have a par value of one-thousandth of one cent ($0.00001) per share

b. The Board of Directors of the Company shall have the authority to designate one or more classes or series of Preferred Stock and to establish the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, and other matters relating to each class or series of Preferred Stock.

3. The corporation does not have a principal office.

4. The street address of the initial registered office of the corporation is 1001 College Court, New Bern, Craven County, NC 28562; the mailing address of the initial registered office of the corporation is PO Box 867, New Bern, Craven County, NC 28563; and the name of the initial registered agent at such address is WASLAW, LLC.

5. These Articles of Incorporation shall be effective upon the filing of same by the North Carolina Secretary of State.

6. The name of the incorporator is James Sund and the address of the incorporator is 4521 Wood Valley Dr, Raleigh NC 27613.

7. To the fullest extent permitted by law, the shareholders of the Company may take action by written consent signed by the shareholders who have not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shareholders entitled to vote were present and voted.

IN TESTIMONY WHEREOF, I have hereunto set my hand, this the 6 day of June 2014.

James Sund, Incorporator

140549-00002
ND: 4832-0726-1467, v. 1

NORTH CAROLINA
Department of the Secretary of State

CERTIFICATE OF EXISTENCE

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify that

SCINOVIA CORP.

is a corporation duly incorporated under the laws of the State of North Carolina, having been incorporated on the 12th day of June, 2014, with its period of duration being Perpetual.

I FURTHER certify that, as of the date set forth hereunder, the said corporation's articles of incorporation are not suspended for failure to comply with the Revenue Act of the State of North Carolina; that the said corporation is not administratively dissolved for failure to comply with the provisions of the North Carolina Business Corporation Act; that its most recent annual report required by N.C.G.S. 55-16-22 has been delivered to the Secretary of State; and that the said corporation has not filed articles of dissolution as of the date of this certificate.

Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 20th day of September, 2018.

Elaine F. Marshall

Secretary of State

Certification# 103297553-1 Reference# 14790310- Page: 1 of 1
Verify this certificate online at http://www.sosnc.gov/verification

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that

Scinovia Corp.

a business entity originally organized under the laws of North Carolina on June 12, 2014, did on September 24, 2018 apply for a Certificate of Domestication and filed Articles of Domestication in the office of the Secretary of State of Wyoming.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **24th** day of **September, 2018**

Edward A. Buchanan
Secretary of State

By: Jordyn Gray

Filed Date: 09/24/2018

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 12/16/2021 12:03 PM
Original ID: 2018-000821736
Amendment ID: 2021-003509523

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Scinovia Corp

2. Article number(s) 10. is amended as follows:
***See checklist below for article number information.**

Please see attachment.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 12/15/2021
(Date – mm/dd/yyyy)

Received
DEC 16 2021
Secretary of State Wyoming

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

☑ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: Morgan Noble **Date:** 12/15/2021

(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: Morgan Noble

Contact Person: Morgan Noble

Title: Authorized Individual

Daytime Phone Number: (509) 768-2249

Email: compliance@northwestregisteredagent.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

- ☑ ***Filing Fee: $60.00*** Make check or money order payable to Wyoming Secretary of State.
- ☑ **Processing time is up to 15 business days** following the date of receipt in our office.
- ☑ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. ***Article number(s) is not the same as the filing ID number.***
- ☑ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ☑ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

The Company is authorized to issue four classes of stock to be designated below. The total number of shares which the Company is authorized to issue is Seventy Million (70,000,000) shares, of which

(I) Fifty Seven Million Three Hundred Four Thousand (57,304,000) shares shall be Class A Common Stock, par value $0.00001 per share (the" Class A Voting Common Stock"),
(ii) Six Million (6,000,000) shares of which shall be Series A Preferred Stock, $0.00001 per share (the " Preferred Stock"),
(iii) Four Million One Hundred Ninety-Six Thousand (4,196,000) shares of which shall be Class B Nonvoting Common Stock, par value $0.00001 per share (the" Class B Nonvoting Common Stock").
(iv) Two Million Five Hundred Thousand (2,500,000) shares of which shall be Class C Nonvoting Common Stock, par value $0.00001 per share (the" Class C Nonvoting Common Stock").

Except as otherwise required by applicable law, the holders of the Class A Common Stock shall be entitled to one (1) vote for each share so held with respect to all matters voted on by the shareholders of the Company and the holders of Class B Nonvoting Common Stock and Class C Nonvoting Common Stock shall not be entitled to vote on any matter voted on by the shareholders of the Company.